                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

         (MARK ONE)

             [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                      For the transition period from __________ to ____________.

                      Commission File Number: 000-25051


         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                           PROSPERITY BANCSHARES, INC.
                           401(K) PROFIT SHARING PLAN

         B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                           PROSPERITY BANCSHARES, INC.
                             3040 POST OAK BOULEVARD
                              HOUSTON, TEXAS 77056

TRANBARGER & WELGE, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

================================================================================
1010 American Bank Plaza, Corpus Christi, TX 78475                 (361)884-2821





To the Audit Committee of
the Prosperity Bancshares, Inc.
401K Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the statement of net assets available for the benefits of the Plan for the year ended December 31, 1997

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 1998 and the changes in its nets assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

/s/ Tranbarger & Welge, L.L.P.

Corpus Christi, Texas
December 13, 1999

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1998



ASSETS
                                                            1998         1997
At fair value                                                         (Unaudited)
    Hartford 20th Century Ultra                          $   45,009   $  125,459
    Hartford Fidelity Advisor Growth                         76,733      128,284
    Hartford Fidelity Advisor Overseas                        8,566       16,161
    Hartford Capital Appreciation                            59,116       71,846
    Hartford Index Stock Fund                                32,778       54,477
    Hartford Fidelity Advisor Income and Growth Fund         27,969       41,743
    Hartford Fixed Account                                  130,239        4,656
    First Prosperity Bank CD's                              659,974      755,968
    Prosperity Company Stock                              1,123,165      275,246
                                                         ----------   ----------

Net Assets Available For Benefits                        $2,163,549   $1,473,840
                                                         ==========   ==========



See accompanying notes.

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                DECEMBER 31, 1998



ADDITIONS
Additions to net assets attributed to:
    Net appreciation in fair value of investments                   $   385,193
    Interest and dividends                                               72,323
                                                                    -----------

                                                                        457,516

Contributions:
    Participants'                                                       229,418
    Employer's                                                          110,173
                                                                    -----------
                                                                        339,591

Loans made                                                              (43,841)
Loans paid                                                                4,838
                                                                    -----------
                                                                        (39,003)
                                                                    -----------
TOTAL ADDITIONS                                                         758,104

DEDUCTIONS
Deductions from net assets attributed to rollovers
    or withdrawals paid to participants                                  68,395
                                                                    -----------
    Net increase in assets available for benefits                       689,709

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of the year                                             1,473,840
                                                                    -----------
    End of year                                                     $ 2,163,549
                                                                    ===========


See accompanying notes.

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1998


NOTE 1  DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401K Profit Sharing Plan ("the Plan") provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

o The Plan was established in 1984 by Prosperity Bancshares, Inc. and was amended and restated effective October 1, 1996. The Plan is a 401(k) Retirement profit-sharing Plan with a Cash-or-Deferred Arrangement covering substantially all employees who have completed three months of service and age of 21 years. A third party known as Continental Benefit Administrators, Inc. appointed by the Company administers the Plan.

o Contributions- The Plan includes a "401(k) arrangement," under which the employee may specify what portion of compensation will be contributed to the Trust as the Employee's Elective Contributions, but the annual contribution may not exceed the lessor of $9,500 or fifteen percent (15%) of the Participant's total compensation from the Bank for the year. The Bank will contribute to the Plan on a Participant's behalf a matching contribution, equal to a discretionary percentage, to be determined by the Bank, of the amount by which a Participant's salary is reduced.

o Any employee of the Bank will be eligible to participate in the Plan following completion of three months of service and upon reaching twenty-one (21) years of age.

o Vesting in the employer contributions to the Plan is ratably (20% at the end of each year of service as a participant in the plan) over a six-year period. Participants are vested immediately in their contributions to the Plan.

o The employee may choose from the various investments available as defined in the Plan document. The employee is required to execute an allocation agreement to direct contributions to the respective investments.

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                DECEMBER 31, 1998



NOTE 1  DESCRIPTION OF PLAN (CONTINUED)

o The Plan provides for the employees to borrow up to one-half of their vested account balance. These are repaid in equal installments, payable at least monthly over a period no greater than sixty months. Interest will be charged at the then-prevailing rate charged by commercial lenders under similar circumstances.

o    Normal retirement age is 65 years. Options for payment of plan benefits are
     (1) qualified joint and survivor annuities, (2) single payment of the employee's entire benefit, (3) equal installments over a fixed period not to exceed the employee's life expectancy or the joint and last survivor's life expectancy, or (4) payments in the form of a joint and survivor annuity. The Plan does permit hardship distributions. In order to qualify for such hardship withdrawal, the Participant must demonstrate that an immediate and necessary financial hardship has been incurred.

o Any forfeiture subject to allocation during each Plan Year shall be allocated among all Participants of all Participating employees in accordance with the provisions of the Plan. On the basis of the information furnished by the administrator, the Trustee shall keep separate books and records concerning the affairs of each Participant hereunder as to the accounts and credits of each participating employee.

o The Plan reinvests all dividends and other earnings automatically into the respective accounts.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The Bank's stock is valued at its quoted market price. Participant loan receivables are valued at cost that approximates fair value.

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                DECEMBER 31, 1998



NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Certificates of deposit are valued based on amortized cost or original cost plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NOTE 3 PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts

NOTE 4 DISCONTINUANCE

As of the date of discontinuance, no further contributions will be accepted, certain expenses which are due and unpaid will be determined and the remaining value of the participant's account will be distributed in accordance with written instructions received from participant.

NOTE 5 RELATED PARTY TRANSACTIONS

Investment transactions in the Prosperity Bancshares, Inc., certificates of deposit and bank stock are administered by the Trustee. These transactions qualify as party-in-interest.

NOTE 6 TAX STATUS

The Internal Revenue Service has determined and informed Continental Benefit Administrators, Inc. (third-party administrator) by a letter dated August 19, 1992 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). On July 12, 1995, the Bank received a favorable tax determination ruling from the Internal Revenue Service regarding the Plan.

                           PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                DECEMBER 31, 1998


NOTE 7 INVESTMENTS

The Plan's investments are held in an insurance company administered trust fund. The following table presents investments at December 31, 1998 and 1997.

   Investments at fair value:
                                                            1998          1997

                                                                      (Unaudited)
Hartford 20th Century Ultra                             $   45,009    $  125,459
Hartford Fidelity Advisor Growth                            76,733       128,284
Hartford Fidelity Advisor Overseas                           8,566        16,161
Hartford Capital Appreciation                               59,116        71,846
Hartford Index Stock Fund                                   32,778        54,477
Hartford Fidelity Advisor Income and Growth Fund            27,969        41,743
Hartford Fixed Account                                     130,239         4,656
Prosperity Bancshares, Inc. CD's                           659,974       755,968
Prosperity Bancshares, Inc. Stock                        1,123,165       275,246
                                                        ----------    ----------
                                                        $2,163,549    $1,473,840
                                                        ==========    ==========

Upon enrollment in the Plan, a participant may direct their contributions in various increments totaling 100% in any of the nine investment options

According to the Plan document, balances of the Hartford Investments includes balances of loans made to participants. Payments by the participants on the loans are allocated to the respective Hartford Investments based on the participant's allocation authorization. The balance of the participant's loans at December 31, 1998 was $39,003.

NOTE 8 SUBSEQUENT EVENT

Subsequent to December 31, 1998 the Bank changed third party administrators. In addition, the Bank revised the Plan document to include changes in the trustee and the investment options from an insurance company administered trust fund to mutual funds.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

December 17, 1999                        PROSPERITY BANCSHARES, INC. 401(K)
                                         PROFIT SHARING PLAN




                                           /s/ Michael Harris
                                         --------------------------------
                                         Michael Harris
                                         Trustee

                                INDEX TO EXHIBITS


EXHIBIT NO.            DESCRIPTION
-----------            -----------
  23.1                 Consent of Tranbarger & Welge, L.L.P.